

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2019

Brent Rystrom
Chief Executive Officer
RiceBran Technologies
1330 Lake Robbins Drive, Suite 250
The Woodlands, TX 77380

> **Re: RiceBran Technologies**
> **Registration Statement on Form S-3**
> **Filed June 28, 2019**
> **File No. 333-232447**

Dear Mr. Rystrom :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Jeff Pietsch